                                                  Filed by Rainforest Cafe, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Rainforest Cafe, Inc.
                                                     Commission File No. 0-27366



This release contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act, and Section 21 E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, changes in restaurant sales and development plans, changes in costs of food, labor, development and employee benefits, conditions beyond the Company's control such as weather or natural disasters, as well as general market conditions, competition, pricing, employee turnover, and the timing of opening of new restaurants. In addition, there is no assurance that the proposed acquisition will actually be consummated, and if consummated, whether management will be able to smoothly integrate operations and business, or whether store sales declines of Rainforest can be mitigated to maintain existing business and achieve reasonable financial results. Although the Rainforest Cafe believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company does not expect to update forward-looking statements continually as conditions change.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Rainforest Cafe with the SEC including the discussion in Rainforest Cafe's Form 10-K for the year ended January 3, 1999 under the section "Certain Factors", the reports filed by Landry's Seafood with the SEC including the Landry's Seafood Form 10-K for the year ended December 31, 1998 and all other reports filed with the SEC by the companies, generally.

Investors and security holders are advised to read the registration statement and proxy statement/prospectus filed by Landry's Seafood and Rainforest Cafe with the SEC regarding the business combination transaction referenced in the foregoing information when it becomes available because it will contain important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Landry's Seafood and Rainforest Cafe at the SEC's web site at: www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained from Rainforest Cafe by directing such request to Rainforest Cafe, Inc., Attn:
Kenneth Brimmer, 720 South Fifth Street, Hopkins, Minnesota 55343.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY RAINFOREST ON FEBRUARY 9, 2000 :

--------------------------------------------------------------------------------

RAINFOREST CAFE, INC.                          A Wild Place to Shop and Eat(R)
720 South Fifth Street                         Hopkins, MN 55343

                                               For Further Information Contact:
                                               Kenneth Brimmer
                                               President
www.rainforestcafe.com                         612-945-5400
NASDAQ:  RAIN

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                 RAINFOREST CAFE ANNOUNCES ACQUISITION AGREEMENT
                     WITH LANDRY'S SEAFOOD RESTAURANTS, INC.

(MINNEAPOLIS, MINNESOTA -- FEBRUARY 9, 2000) RAINFOREST CAFE, INC. (NASDAQ:
RAIN) RAINFOREST CAFE, A WILD PLACE TO SHOP AND EAT(R), today announced the signing of a definitive merger agreement to be acquired by Landry's Seafood Restaurants, Inc. ("LNY"/NYSE), for approximately $125 million to be paid by Landry's in a combination of common stock (65%) and cash (35%)(based on an assumed value of $9.00 per share of Landry's common stock). The transaction has an initial value of $125 million, or $5.23 per Rainforest share (based on an assumed value of $9.00 per share of Landry's common stock) or a current value of approximately $5.54 per Rainforest share based upon today's closing price of Landry's. However, the transaction value to the Rainforest shareholder will increase or decrease depending upon changes in Landry's stock price.

Landry's is the second largest and fastest growing casual-dining seafood restaurant chain in the Unites States. With over 150 restaurants in 30 states, Landry's has been one of the preeminent restaurant growth stocks since becoming a public company in 1993. The Company plans to open 15 to 16 new restaurants in 2000. Landry's operates its seafood restaurants under several brand names, including the industry leading Joe's Crab Shack restaurant, Landry's Seafood House division and the Crab House restaurants. Landry's also is the developer and operator of the Kemah Boardwalk in Houston, Texas. This project is a 40-acre development, largely owned in fee simple by Landry's, that includes eight Landry's restaurants, an upscale hotel, multiple retail shops, amusement attractions, plazas, fountains, and a 450-slip marina. The entire project and its businesses are owned and operated by Landry's.

Mr. Lyle Berman, Chairman of Rainforest Cafe, said "I have personally known the Landry's management team since we started the Rainforest Cafe concept. Through our business dealings over the years, and from watching the growth of the Landry's chain of restaurants, I have developed the utmost respect for Tilman J. Fertitta as a restaurant operator, businessman and as the leader of a public company. As a result of my faith in his leadership and others in his organization, I am confident this is the team to take Rainforest Cafe to the next level."

Upon the merger of Landry's and Rainforest, there will be no changes in the executive officers or directors of Landry's and the company will have over 22,000 employees in 30 states. The combined companies expect to achieve in 2000 combined revenues of approximately $750 million on a pro forma full year basis and EBITDA of nearly $90 million. Landry's management expects the merger to close by May 1, 2000, and to be accretive to 2000 earnings by up to $0.05 per share.

Under the terms of the merger agreement, Rainforest Cafe will be merged with a subsidiary of Landry's, thereby becoming a wholly-owned subsidiary of Landry's. The purchase method of accounting will be used for the merger. In the merger, each share of Rainforest stock will be converted, at the shareholder's election, into the right to receive $5.23 in cash, or .5816 shares of Landry's common stock for each Rainforest common share outstanding, subject to mandatory proration, so that as a result of the transaction, 65% of Rainforest shares will be converted into Landry's stock and the remaining 35% into cash. Landry's will issue approximately 9,028,000 common shares and pay $43,750,000 in cash for all of the outstanding stock of Rainforest.

In connection with the merger, Lyle Berman and Steven Schussler, major shareholders of Rainforest holding 7.8% and 2.8% of Rainforest's outstanding shares, respectively, have entered into agreements with Landry's to, among other things, vote their shares in favor of the transaction. Lyle Berman, Kenneth W. Brimmer, Steven W. Schussler and Ercument Ucan, the Chairman of the Board/Chief Executive Officer, President, Senior Vice President -- Development, and Senior Vice President -- Retail, of Rainforest, respectively, have entered into employee termination, consulting and non-competition agreements with Landry's.

The transaction is subject to customary conditions including, among others, approval of Rainforest's shareholders and regulatory approvals and consents.

RAINFOREST CAFE, Inc. develops, owns and operates combination restaurant/retail facilities offering a stimulating and entertaining rain forest theme providing visitors with "A Wild Place to Shop and Eat(R)". There are currently 38 RAINFOREST CAFE(R) units open including 28 domestic locations and 10 international units. RAINFOREST CAFE, Inc. common shares are traded on the NASDAQ National Market under the symbol RAIN.